

October 28, 2019

Aron Govil
Chief Executive Officer
Telidyne, Inc.
112 W 34 St., Ste 18006
New York, NY 10016

> **Re: Telidyne, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 18, 2019**
> **File No. 333-233674**

Dear Mr. Govil:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2019 letter.

Form S-1A1 Filed October 18, 2019

General

1.   We note your removal of all references to cryptocurrencies. We further note in the mobile application description on Google Play's marketplace, as well as in the reviews of the application, there are references to cryptocurrency transferability and the application allowing "crypto-wallet transactions." Please explain whether cryptocurrencies will be held in the application, which cryptocurrencies will be available, and add appropriate risk factors related to how cryptocurrency functionality may affect your business in terms of liability, regulatory environment and technological challenges. Please also update the name of the application "TELI" to match what is available for download.

2.   According to the Google Play marketplace, it appears that TELI was introduced on April 27, 2019. You indicate on page 23 that your Telibit application has more than 100 user downloads. Please provide any updates as to your TELI application, including whether you have provided any updates or technical changes to your application since April 27, 2019. Further, please clarify whether you track usage of your application and how many users actively use it to transact.

Signatures, page 39

3.   Please provide the signatures for the majority of your board of directors, your principal financial officer or CFO, and your principal accounting officer or controller, as required by the Instructions to the Signatures on Form S-1. Since Mr. Govril acts as your principal financial officer and your principal accounting officer, please reflect that he is signing under these roles as well beneath his signature. Further, we note that the registration statement is signed by Jorge Verar. Please advise us as to the role of this person with your organization.

Balance Sheet, page F-2

4.   We note the changes made in response to prior comment 13, however, these changes are still not consistent consistent with the information included in the Articles of Incorporation filed as Exhibit 3.1 in the S-1 filed September 9, 2019 (i.e., 480 million and 20 million authorized common and preferred stock, respectively). Please further revise or explain these inconsistencies.

Exhibit 23.1, page 23.1

5.   Revise the consent of your independent registered public accounting firm to reference the correct opinion date, August 21, 2019.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Edwin Kim, Attorney-Advisor, at (202) 3297 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Scott Doney, Esq.